Mail Stop 4561

August 18, 2008

Mr. David E. Colburn
Principal Executive Officer
Smart Online, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, NC 27713

      Re: **Smart Online, Inc.**
             Form 10-K For the Year Ended December 31, 2007
             Filed on March 25, 2008
             File No. 001-32634

Dear Mr. Colburn:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For 10-K For the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Operating Expenses

Research and development, page 19

1.   We note your statement that SFAS 86 research and development costs are expensed as incurred because any costs capitalized pursuant to SFAS 86 "would immediately be written off due to uncertain realizability." Tell us the amount of these costs expensed in each of the years presented and explain how your accounting complies with paragraphs 5 and 10 of SFAS 86.

Notes to Consolidated Financial Statements

Note 4 – Subscription Revenue, page 42

2. We note that in accounting for the marketing fee paid to a major customer that you have applied the guidance in EITF 99-19 in determining that gross presentation is appropriate. Based on your disclosures, the marketing fees paid to this customer appear similar to consideration paid to a reseller. In determining how to account for this arrangement, tell us how you considered the guidance in Issue 1 of EITF 01-9 and how you determined that EITF 99-19, and not EITF 01-9, was the applicable accounting standard to apply. Describe the nature of your relationship to this major customer and indicate the types of activities that you engage to service this customer. Your response should address why EITF 99-19 applies when it generally applies to revenue recognition when a supplier is involved, whereas, you appear to be compensating customers for what might be considered resales of your subscriptions.

Note 6 – Intangible Assets, page 43

3.   Explain in detail the basis for assuming an indefinite life for the acquired Trade Name. For the associated or related technologies associated with each Trade Name describe their operating histories prior to acquisition, related market and competitive risks, obsolescence risks, and life cycle stage as a basis for supporting indefinite lives.

4.   Your disclosures indicate that you engaged a third-party valuation specialist to provide a valuation for the identifiable intangible assets acquired in connection with the Computility and iMart acquisitions. Please describe the nature and extent of the specialist involvement in your determination of the fair value ascribed to the identifiable intangible assets acquired. Be advised that if the third-party valuation specialist is deemed an expert, you should disclose the name of the specialist if you refer to them. You may be required to include consents of experts as an exhibit to your Form 10-K if that Form 10-K serves as a Section 10(a)(3) of the Securities Act update to an effective registration statement or if you intend to incorporate the filing by reference into another filing which requires a consent. See Securities Act Rule 436 of Regulation C.

Note 9 – Stockholders' Deficit, pages 46 – 50

5.   We note your discussion of settlements reached with General Investments Capital, Ltd. ("GIC") and Berkley Financial Services, Ltd. ("Berkley") during 2006 and that you recorded a total gain of $3,125,000 as a result of these settlements. Explain how you determined the amount of the gains recorded.

We also note that you recorded expense of $9.7 million upon the issuance of these shares in 2005. Your disclosures indicate that the shares were never delivered. In accounting for these transactions, tell us what consideration you have given to the fact that the shares underlying the 2005 expense and the 2006 gain although issued, do not appear to have left your possession.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief